SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29706; 812-13815]

Russell Exchange Traded Funds Trust, et al.; Notice of Application

June 22, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act.

Applicants: Russell Exchange Traded Funds Trust (formerly, U.S. One Trust, the "Trust"), Russell Investment Management Company ("Advisor"), and ALPS Distributors, Inc. ("ALPS").

Summary of Application: Applicants request an order that permits: (a) series of certain open-end management investment companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days from the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares.

Filing Dates: The application was filed on August 18, 2010, and amended on December 21, 2010, April 15, 2011, and May 19, 2011.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on July 18, 2011, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: The Advisor and the Trust, 1301 Second Avenue,

18th Floor, Seattle, WA 98101; ALPS, 1290 Broadway, Suite 1100, Denver, CO 80203.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202) 551-6990 or

Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office

of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, a statutory trust established under the laws of Delaware, is registered

with the Commission as an open-end management investment company. The Applicants are

requesting relief with respect to future series of the Trust or of other open-end management

investment companies that may be created in the future (individually, a "Fund" and collectively, the "Funds").[1] Each Fund will have distinct investment strategies that are different than those of the other Funds, and each Fund will attempt to achieve its investment objective by utilizing an "active" management strategy based on investment in individual equity and debt securities.[2] Funds may invest in equity securities or fixed income securities traded in the U.S. or non-U.S. markets or a combination of equity and fixed income securities, including depositary receipts ("Depositary Receipts").[3] It is anticipated that the initial Fund will be a domestic equity fund whose investment objective is to seek long-term capital growth. The Funds will not invest in options contracts, futures contracts or swap agreements.

2.   Each Fund will (a) be advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor ("Advisor Affiliate") and (b) comply with the terms and conditions stated in the application. The Advisor or an Advisor Affiliate will be the investment adviser to each Fund and will be able to appoint subadvisers ("Sub-Advisors") to the Fund. The Advisor is a Washington corporation, and is registered as an investment adviser under section 203 of the Investment Advisers Act of 1940 (the "Advisers Act"). Any investment adviser or Sub-Advisor to a Fund will be registered under the Advisers Act.

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[1] All entities that currently intend to rely on the order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application. An Acquiring Fund (as defined below) may rely on the requested order only to invest in the Funds and not in any other registered investment company.

[2] Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009), as well as any other applicable disclosure requirements, before offering Shares.

[3] Depositary Receipts include American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs"). With respect to ADRs, the depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933 ("Securities Act") on Form F-6. ADR trades occur either on a national securities exchange or off-exchange. Financial Industry Regulatory Authority ("FINRA") Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depository may be a foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. A Fund will not invest in any Depositary Receipts that the Advisor or any Sub-Advisor deems to be illiquid or for which pricing information is not readily available. No affiliated persons of Applicants will serve as the depository for any Depositary Receipts held by a Fund.

3.   A broker-dealer registered under the Securities Exchange Act of 1934 ("Exchange Act") will be the principal underwriter and distributor of the Creation Units of Shares of the Funds (the "Distributor"). The Distributor will not be affiliated with any Listing Market. ALPS is the principal underwriter and distributor of the shares of the one existing series of the Trust. ALPS is expected to be the principal underwriter and distributor of Shares of the Funds.

4.   Applicants anticipate that the price of a Share will range from $20 to $200, and that Creation Units will consist of 25,000 or more Shares. All orders to purchase Creation Units must be placed with the Distributor by or through an "Authorized Participant," which is a participant in the Depository Trust Company ("DTC," and such participants "DTC Participants") that has executed a "Participant Agreement" with the Distributor. Persons purchasing Creation Units from a Fund must make an in-kind tender of shares of specified securities ("Deposit Securities") together with an amount of cash specified by the Advisor (the "Cash Amount"), plus the applicable Transaction Fee, as defined below. The Deposit Securities and the Cash Amount collectively are referred to as the "Creation Deposit." The Cash Amount is equal to the difference between the net asset value ("NAV") of a Creation Unit and the market value of the Deposit Securities.[4] The Trust may also permit, in its discretion and with respect to one or more Funds, under certain circumstances, an in-kind purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities.

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[4] On each day that the Trust is open, including as required by section 22(e) of the Act ("Business Day"), the Advisor will make available prior to the opening of trading on the Listing Market (as defined below), the list of the names and the required number of shares of each Deposit Security to be included in the Creation Deposit for each Fund, along with the prior day's Cash Amount. The national securities exchange, as defined in section 2(a)(26) of the Act, on which the Shares are listed (a "Listing Market") will disseminate, every 15 seconds during the Listing Market's regular trading hours, through the facilities of the Consolidated Tape Association, the estimated NAV per Share, which is an amount per Share representing the sum of the estimated Cash Amount effective through and including the previous Business Day, plus the current value of the Deposit Securities, on a per Share basis.

5.   An investor purchasing or redeeming a Creation Unit will be charged a fee

("Transaction Fee") to protect existing shareholders of the Funds from the dilutive costs

associated with the purchase and redemption of Creation Units.[5] The Distributor will deliver a

confirmation and Fund prospectus ("Prospectus") to the purchaser. In addition, the Distributor

will maintain a record of the instructions given to the Trust to implement the delivery of Shares.

6.   Purchasers of Shares in Creation Units may hold such Shares or may sell such

Shares into the secondary market. Shares will be listed on the Listing Market and traded in the

secondary market in the same manner as other equity securities. It is expected that one or more

member firms will be designated to maintain a market for the Shares on the Listing Market.[6]

The price of Shares trading on the secondary market will be based on a current bid-offer market.

Transactions involving the sale of Shares on the Listing Market will be subject to customary

brokerage commissions and charges.

7.   Applicants expect that purchasers of Creation Units will include institutional

investors and arbitrageurs (which could include institutional investors). Applicants expect that

secondary market purchasers of Shares will include both institutional investors and retail

investors.[7] Applicants state that the price at which Shares trade will be disciplined by arbitrage

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[5] Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing a one or more Deposit Securities, the purchaser may be assessed a higher Transaction Fee to offset the cost to the Fund of buying those particular Deposit Securities.

[6] If Shares are listed on Nasdaq or a similar electronic Listing Market (including NYSE Arca), one or more member firms of that Listing Market will act as market maker ("Market Maker") and maintain a market for Shares trading on the Listing Market. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within section 2(a)(3)(A) or (C) of the Act due to ownership of Shares.

[7] Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. DTC or DTC Participants will maintain records reflecting owners of Shares ("Beneficial Owners").

opportunities created by the ability to purchase or redeem Creation Units at NAV, which should

ensure that Shares will not trade at a material premium or discount in relation to NAV per Share.

8.	Shares may be redeemed only if tendered in Creation Units. Redemption requests

must be placed by or through an Authorized Participant. Shares in Creation Units will be

redeemable in exchange for a basket of securities ("Redemption Securities") that will be the

same as the Deposit Securities required of investors purchasing Creation Units on the same day,

except to the extent an investor is permitted to substitute cash-in-lieu of Deposit Securities or

Redemption Securities (or as provided below).[8] Depending on whether the NAV of a Creation

Unit is higher or lower than the market value of the Redemption Securities, the redeemer of a

Creation Unit will either receive from or pay to the Fund a Cash Amount.

9.	Applicants state that the Funds must comply with the federal securities laws in

accepting Deposit Securities and satisfying redemptions with Redemption Securities, including

that the Deposit Securities and Redemption Securities are sold in transactions that would be

exempt from registration under the Securities Act.[9] For each Fund utilizing an in-kind process,

the Deposit Securities and Redemption Securities will correspond pro rata to the Fund's portfolio

("Portfolio Securities").[10]

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[8] Funds that invest in fixed income securities ("Fixed Income Funds") may substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security that is a to-be-announced transaction ("TBA Transaction"). A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.

[9] In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the relevant Funds will comply with the conditions of rule 144A, including in satisfying redemptions with such rule 144A eligible restricted Redemption Securities.

[10] There may be minor differences between a basket of Deposit Securities or Redemption Securities and a true pro rata slice of a Fund's portfolio solely when (A) it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement or, (B) in the case of equity securities, rounding is necessary to eliminate

10.	The Trust will not be advertised or marketed or otherwise held out as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an "actively-managed exchange-traded fund." All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on the Listing Market, or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender those Shares for redemption to the Fund in Creation Units only.

11.	The Trust (or the Listing Market) intends to maintain a website that will include each Fund's Prospectus, statement of additional information ("SAI"), and summary prospectus, if used, and additional quantitative information that is updated on a daily basis, including, for each Fund, the prior Business Day's NAV per Share and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV per Share (the "Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV per Share. On each Business Day, before commencement of trading in Shares on a Fund's Listing Market, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund's calculation of NAV per Share at the end of the Business Day.[11]

Applicants' Legal Analysis:

1.	Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections

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fractional shares or lots that are not tradeable round lots. A tradeable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.

[11] Under accounting procedures followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act, and

under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B)

of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person,

security or transaction, or any class of persons, securities or transactions, from any provision of

the Act, if and to the extent that such exemption is necessary or appropriate in the public interest

and consistent with the protection of investors and the purposes fairly intended by the policy and

provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed

transaction from section 17(a) of the Act if evidence establishes that the terms of the proposed

transaction, including the consideration to be paid or received, are reasonable and fair and do not

involve overreaching on the part of any person concerned, and the proposed transaction is

consistent with the policies of the registered investment company and the general provisions of

the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person,

security, or transaction, or any class or classes of persons, securities or transactions, from any

provision of section 12(d)(1) if the exemption is consistent with the public interest and the

protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management

investment company that is offering for sale or has outstanding any redeemable security of which

it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other

than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is

entitled to receive approximately a proportionate share of the issuer's current net assets, or the

cash equivalent. Applicants request an order to permit the Trust to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only. Applicants state that each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market. Applicants further state that because of the arbitrage possibilities created by the redeemability of Creation Units, it is expected that the market price of an individual Share will not vary much from its NAV per Share.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security, which is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, rather than at the current offering price described in the Fund's Prospectus. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been intended (a) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) to prevent unjust discrimination or preferential treatment among buyers, and (c) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less

than the published sales price and who could pay investors a little more than the published

redemption price.

      6.   Applicants state that (a) secondary market transactions in Shares would not cause

dilution for owners of such Shares because such transactions do not directly involve Fund assets,

and (b) to the extent different prices exist during a given trading day, or from day to day, such

variances occur as a result of third-party market forces, such as supply and demand. Therefore,

applicants assert that secondary market transactions in Shares will not lead to discrimination or

preferential treatment among purchasers. Finally, applicants contend that the proposed

distribution system will be orderly because arbitrage activity will ensure that the difference

between the market price of Shares and their NAV remains narrow.

Section 22(e)

      7.   Section 22(e) of the Act generally prohibits a registered investment company

from suspending the right of redemption or postponing the date of payment of redemption

proceeds for more than seven days after the tender of a security for redemption. Applicants

observe that the settlement of redemptions of Creation Units of Funds that invest solely in

foreign equity and/or fixed income securities ("Foreign Funds") and Funds that invest in foreign

and domestic equity and/or fixed income securities ("Global Funds") is contingent not only on

the settlement cycle of the U.S. securities markets but also on the delivery cycles present in

foreign markets in which those Funds invest. Applicants have been advised that, under certain

circumstances, the delivery cycles for transferring Portfolio Securities to redeeming investors,

coupled with local market holiday schedules, will require a delivery process of up to 14 calendar

days. Applicants therefore request relief from section 22(e) in order to provide payment or

satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio

Securities of each Foreign Fund or Global Fund customarily clear and settle, but in all cases no

later than 14 days following the tender of a Creation Unit.[12] With respect to Funds that are

Foreign Funds or Global Funds, applicants seek the relief from section 22(e) only to the extent

that circumstances exist similar to those described in the application.

8. Applicants submit that Congress adopted section 22(e) to prevent unreasonable,

undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants state

that allowing redemption payments for Creation Units of a Fund to be made within 14 calendar

days would not be inconsistent with the spirit and intent of section 22(e). Applicants state the

SAI will disclose those local holidays (over the period of at least one year following the date of

the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven

calendar days and the maximum number of days, up to 14 calendar days, needed to deliver the

proceeds for each affected Foreign Fund or Global Fund. Applicants are not seeking relief from

section 22(e) with respect to Foreign Funds and Global Funds that do not effect creations or

redemptions in-kind.

Section 12(d)(1)

9. Section 12(d)(1)(A) of the Act prohibits a registered investment company from

acquiring shares of an investment company if the securities represent more than 3% of the total

outstanding voting stock of the acquired company, more than 5% of the total assets of the

acquiring company, or, together with the securities of any other investment companies, more

than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a

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[12] Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations that it may otherwise have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

registered open-end investment company, its principal underwriter, or any other broker or dealer from selling its shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10.   Applicants request that the order permit registered management investment companies and unit investment trusts ("UITs") that are not advised or sponsored by the Advisor or an entity controlling, controlled by or under common control with the Advisor, and not part of the same "group of investment companies" as defined in section 12(d)(l)(G)(ii) of the Act as the Funds, to acquire Shares beyond the limits of section 12(d)(l)(A) of the Act (such management companies, "Acquiring Management Companies," such UITs, "Acquiring Trusts," and Acquiring Management Companies and Acquiring Trusts collectively, "Acquiring Funds"). The requested exemptions would also permit each Fund, its principal underwriter and any broker or dealer registered under the Exchange Act to sell Shares to an Acquiring Fund beyond the limits of section 12(d)(l)(B).

11.   Each investment adviser to an Acquiring Management Company within the meaning of section 2(a)(20)(A) of the Act ("Acquiring Fund Advisor") will be registered as an investment adviser under the Advisers Act. No Acquiring Fund Advisor or sponsor of an Acquiring Trust ("Sponsor") will control, be controlled by or be under common control with the Advisor. Each Acquiring Management Company may also have one or more investment advisers within the meaning of section 2(a)(20)(B) of the Act (each, an "Acquiring Fund Sub-Advisor"). Any Acquiring Fund Sub-Advisor will be registered under the Advisers Act. No Acquiring Fund will be in the same group of investment companies as the Funds. Pursuant to the

terms and conditions of the requested order, each Acquiring Fund will enter into an Acquiring

Fund Agreement, as defined below, with the relevant Fund(s).

12. Applicants assert that the proposed transactions will not lead to any of the abuses

that section 12(d)(1) was designed to prevent. Applicants submit that the proposed conditions to

the requested relief address the concerns underlying the limits in section 12(d)(1), which include

concerns about undue influence, excessive layering of fees and overly complex structures.

13. Applicants submit that their proposed conditions address any concerns regarding

the potential for undue influence. An Acquiring Fund or Acquiring Fund Affiliate[13] will not

cause any existing or potential investment in a Fund to influence the terms of any services or

transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund

Affiliate.[14] No Acquiring Fund's Advisory Group or member of it, nor any Acquiring Fund's

Sub-Advisory Group or any member of it will control a Fund within the meaning of section

2(a)(9) of the Act. An "Acquiring Fund's Advisory Group" is the Acquiring Fund Advisor,

Sponsor, any person controlling, controlled by or under common control with the Acquiring

Fund Advisor or Sponsor, and any investment company or issuer that would be an investment

company but for section 3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the

Acquiring Fund Advisor, Sponsor or any person controlling, controlled by or under common

control with the Acquiring Fund Advisor or Sponsor. An "Acquiring Fund's Sub-Advisory

Group" is any Acquiring Fund Sub-Advisor, any person controlling, controlled by, or under

common control with the Acquiring Fund Sub-Advisor, and any investment company or issuer

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[13] An "Acquiring Fund Affiliate" is defined as the Acquiring Fund Advisor, Acquiring Fund Sub-Advisor(s), any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.

[14] A "Fund Affiliate" is defined as an investment adviser, promoter or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

that would be an investment company but for section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Sub-Advisor or any person controlling, controlled by or under common control with the Acquiring Fund Sub-Advisor.

14.   Applicants also propose a condition to ensure that no Acquiring Fund or Acquiring Fund Affiliate will cause a Fund to purchase a security from an Affiliated Underwriting. An "Affiliated Underwriting" is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Advisor, Acquiring Fund Sub-Advisor, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Advisor, Acquiring Fund Sub-Advisor, Sponsor, or employee is an affiliated person, except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate.

15.   Applicants propose several conditions to address the potential for layering of fees. Applicants note that the board of directors or trustees of an Acquiring Management Company, including a majority of the independent directors or trustees, will be required to find that any fees charged under the Acquiring Management Company's advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest. Applicants state that any sales charges and/or service fees charged with respect to shares of an

Acquiring Fund will not exceed the limits applicable to a fund of funds set forth in NASD

Conduct Rule 2830. [15]

16.   Applicants submit that the proposed arrangement will not create an overly

complex fund structure. Applicants note that a Fund will be prohibited from acquiring securities

of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess

of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by

exemptive relief from the Commission permitting the Fund to purchase shares of other

investment companies for short-term cash management purposes.

17.   To ensure that an Acquiring Fund is aware of the terms and conditions of the

requested order, the Acquiring Fund must enter into an agreement with the respective Fund

("Acquiring Fund Agreement"). The Acquiring Fund Agreement will include an

acknowledgment from the Acquiring Fund that it may rely on the order only to invest in the

Fund and not in any other investment company.

Sections 17(a)(1) and (2) of the Act

18.   Section 17(a)(1) and (2) of the Act generally prohibit an affiliated person of a

registered investment company, or an affiliated person of such a person ("second tier affiliate"),

from selling any security to or purchasing any security from the company. Section 2(a)(3) of the

Act defines "affiliated person" to include any person directly or indirectly owning, controlling,

or holding with power to vote 5% or more of the outstanding voting securities of the other person

and any person directly or indirectly controlling, controlled by, or under common control with,

the other person. Section 2(a)(9) of the Act defines "control" of a fund as "the power to exercise

a controlling influence over the management or policies" of the fund and provides that a control

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[15] Any references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by FINRA.

relationship will be presumed where one person owns more than 25% of another person's voting securities. The Funds may be deemed to be controlled by the Advisor or an entity controlling, controlled by or under common control with the Advisor and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor (an "Affiliated Fund").

19.   Applicants request an exemption from section 17(a) under sections 6(c) and 17(b) to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (1) holding 5% or more, or more than 25%, of the outstanding Shares of the Trust or one or more Funds; (2) an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds. [16] Applicants also request an exemption in order to permit a Fund to sell its Shares to and redeem its Shares from an Acquiring Fund of which the Fund is an affiliated person or an affiliated person of an affiliated person.[17]

20.   Applicants assert that no useful purpose would be served by prohibiting the affiliated persons described above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly

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[16] Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person or an affiliated person of an affiliated person, of an Acquiring Fund because an investment adviser to the Funds is also an investment adviser to the Acquiring Fund.

[17] To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Acquiring Fund and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Acquiring Fund and redemptions of those Shares. The requested relief is intended to cover the in-kind transactions that would accompany such sales and redemptions.

the same manner for all purchases and redemptions. Deposit Securities and Redemption

Securities will be valued in the same manner as those Portfolio Securities currently held by the

relevant Funds and without regard to the identity of the purchaser or redeemer. Further, the

Deposit Securities and Redemption Securities (except for permitted cash-in-lieu amounts) for a

Fund will be the same, and in-kind purchases and redemptions will be on the same terms, for all

persons regardless of the identity of the purchaser or redeemer. Therefore, applicants state that

the in-kind purchases and redemptions will afford no opportunity for the specified affiliated

persons of a Fund to effect a transaction detrimental to other holders of Shares of that Fund.

Applicants do not believe that in-kind purchases and redemptions will result in abusive self-

dealing or overreaching of the Fund.

21.   Applicants also submit that the sale of Shares to and redemption of Shares from

an Acquiring Fund satisfies the standards for relief under sections 17(b) and 6(c) of the Act. Any

consideration paid for the purchase or redemption of Shares directly from a Fund will be based

on the NAV per Share of the Fund.[18] The Acquiring Fund Agreement will require any

Acquiring Fund that purchases Creation Units directly from a Fund to represent that the purchase

will be accomplished in compliance with the investment restrictions of the Acquiring Fund and

will be consistent with the investment policies set forth in the Acquiring Fund's registration

statement. Applicants believe that the proposed transactions are consistent with the general

purposes of the Act and appropriate in the public interest.

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[18] Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Acquiring Fund, may be prohibited by section 17(e)(1) of the Act. The Acquiring Fund Agreement also will include this acknowledgment.

<u>Applicant's Conditions</u>:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

Actively-Managed Exchange-Traded Fund Relief

1.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

2.   The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

3.   As long as a Fund operates in reliance on the requested order, its Shares will be listed on a Listing Market.

4.   On each Business Day, before commencement of trading in Shares on a Fund's Listing Market, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund's calculation of NAV per Share at the end of the Business Day.

5.   The Advisor or any Sub-Advisors, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for a Fund through a transaction in which the Fund could not engage directly.

6. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively-managed exchange-traded funds.

Section 12(d)(1) Relief

7. The members of an Acquiring Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of an Acquiring Fund's Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Acquiring Fund's Advisory Group or the Acquiring Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of that Fund's Shares. This condition does not apply to the Acquiring Fund's Sub-Advisory Group with respect to a Fund for which the Acquiring Fund Sub-Advisor or a person controlling, controlled by, or under common control with the Acquiring Fund Sub-Advisor acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

8. No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate.

9. The board of directors or trustees of an Acquiring Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Advisor and any Acquiring Fund Sub-Advisor are

conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

10.   Once an investment by an Acquiring Fund in Shares exceeds the limits in section 12(d)(1)(A)(i) of the Act, the board of trustees of the Trust ("Board"), including a majority of the independent trustees, will determine that any consideration paid by the Fund to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

11.   No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause the Fund to purchase a security in any Affiliated Underwriting.

12.   The Board, including a majority of the independent trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund. The Board will consider, among other things: (i) whether

the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

13.   Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the determinations of the Board were made.

14.   Before investing in Shares of a Fund in excess of the limits in section 12(d)(1)(A), each Acquiring Fund and the Fund will execute an Acquiring Fund Agreement stating, without limitation, that their boards of directors or boards of trustees and their investment adviser(s), or their Sponsors or trustees ("Trustee"), as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in

Shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Acquiring Fund will maintain and preserve a copy of the order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

15. The Acquiring Fund Advisor, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under rule 12b-1 under the Act) received from the Fund by the Acquiring Fund Advisor, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Advisor, Trustee, or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Acquiring Fund in the Fund. Any Acquiring Fund Sub-Advisor will waive fees otherwise payable to the Acquiring Fund Sub-Advisor, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund Sub-Advisor, or an affiliated person of the Acquiring Fund Sub-Advisor, other than any advisory fees paid to the Acquiring Fund Sub-Advisor or its affiliated person by the Fund, in connection with any investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Sub-Advisor. In the event that the Acquiring Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

16.   Any sales charges and/or service fees charged with respect to shares of an

Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD

Conduct Rule 2830.

17.   No Fund will acquire securities of any other investment company or company

relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section

12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission

permitting the Fund to purchase shares of other investment companies for short-term cash

management purposes.

18.   Before approving any advisory contract under section 15 of the Act, the board of

directors or trustees of each Acquiring Management Company, including a majority of the

independent directors or trustees, will find that the advisory fees charged under such advisory

contract are based on services provided that will be in addition to, rather than duplicative of, the

services provided under the advisory contract(s) of any Fund in which the Acquiring

Management Company may invest. These findings and their basis will be recorded fully in the

minute books of the appropriate Acquiring Management Company.

For the Commission, by the Division of Investment Management, under delegated

authority.

Cathy H. Ahn
Deputy Secretary